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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ---------------

                                 SCHEDULE 14D-1

                       TENDER OFFER STATEMENT PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)
                                (FINAL AMENDMENT)
                                       AND
                                  SCHEDULE 13 D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       TRANSITIONAL HOSPITALS CORPORATION
                            (NAME OF SUBJECT COMPANY)


                                  VENCOR, INC.
                              LV ACQUISITION CORP.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    893719104
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                  JILL L. FORCE
                             SENIOR VICE PRESIDENT,
                          SECRETARY AND GENERAL COUNSEL
                                  VENCOR, INC.
                              3300 PROVIDIAN CENTER
                             400 WEST MARKET STREET
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 596-7300

           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:

                             JOSEPH B. FRUMKIN, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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CUSIP NO. 89371904                14D-1
------------------

     1.       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
              VENCOR, INC.
              61-1055020

     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                      (b) |_|

     3.       SEC USE ONLY


     4.       SOURCE OF FUNDS
              BK, WC

     5.       CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) or 2(f)                               |_|

     6.       CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

     7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON APPROXIMATELY 37,247,234 SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE

     8.       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
              CERTAIN SHARES                                              |_|

     9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
              APPROXIMATELY 95.5%

    10.       TYPE OF REPORTING PERSON

              CO



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CUSIP NO. 89371904                 14D-1
------------------

     1.       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
              LV ACQUISITION CORP.
              31-1530606

     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                      (b) |_|

     3.       SEC USE ONLY


     4.       SOURCE OF FUNDS
              AF

     5.       CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) or 2(f)                               |_|

     6.       CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

     7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON APPROXIMATELY 37,247,234 SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE

     8.       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
              CERTAIN SHARES                                              |_|

     9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              APPROXIMATELY 95.5%

    10.       TYPE OF REPORTING PERSON

                CO




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         This Amendment No.11 (this "Amendment") is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Vencor, Inc., a Delaware corporation ("Vencor"), and LV Acquisition Corp., a Delaware corporation (the "Purchaser"), on May 7, 1997 as previously amended (as amended, the "Schedule 14D-1") with respect to the shares of Common Stock, par value $1.00 per share, of Transitional Hospitals Corporation (the "Shares"), a Nevada corporation (the "Company"), including the associated rights to purchase Series B Junior Participating Preferred Stock of the Company and constitutes the final amendment to the Schedule 14D-1. Pursuant to Special Instruction F of Schedule 14D-1, this Amendment is deemed to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended with respect to the Shares acquired by Vencor and the Purchaser pursuant to the Offer. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase (the "Offer to Purchase") attached as Exhibit (a)(1) thereto and the Supplement to the Offer to Purchase attached as Exhibit (a)(14) to Amendment No. 8 to the Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         On June 20, 1997, the Purchaser accepted for payment all of the approximately 37,247,234 Shares which were validly tendered pursuant to the Offer and not withdrawn, including approximately 381,210 Shares tendered pursuant to Notices of Guaranteed Delivery.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.     Description
-----------     -----------

(a)(24)         Press release issued by Vencor, dated June 20, 1997.



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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:   June 20, 1997


                                    VENCOR, INC.

                                     By:/s/ W. Bruce Lunsford
                                        ---------------------------------------
                                        Name:  W. Bruce Lunsford
                                        Title: Chairman of the Board, President
                                               and  Chief Executive Officer


                                     LV ACQUISITION CORP.

                                     By:/s/ W. Bruce Lunsford
                                        ---------------------------------------
                                        Name:  W. Bruce Lunsford
                                        Title: Chairman of the Board, President
                                               and Chief Executive Officer

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                                 EXHIBIT INDEX


Exhibit No.     Description
-----------     -----------

Ex-99 Exhibit (a)(24) Press Release issued by Vencor, dated June 20, 1997